UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13E-3

(Rule 13e-3 Transaction Statement under Section 13(e) of the Securities Exchange Act of 1934)

PRIORITY TECHNOLOGY HOLDINGS, INC.

(Name of the Issuer)

Priority Technology Holdings, Inc.

WD Capital Partners Parent Inc.

WD Capital Partners Merger Sub Inc.

WD Capital Partners Holdings LP

WD Capital Partners Holdings GP LLC

Thomas C. Priore

The Thomas Priore 2019 GRAT

The Thomas C. Priore Irrevocable Insurance Trust u/a/d 1/8/2010

John V. Priore

AESV CreditCard Consulting, LLC

(Names of Persons Filing Statement)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

74275G107

(CUSIP Number)

Bradley J. Miller General Counsel, Chief Risk Officer and Corporate Secretary Priority Technology Holdings, Inc. 2001 Westside Parkway, Suite 155 Alpharetta, GA 30004 (800) 935-5961	Thomas C. Priore WD Capital Partners Parent Inc. 2001 Westside Parkway, Suite 155 Alpharetta, GA 30004 (800) 935-5961

with copies to:

Jeffrey D. Marell Cullen L. Sinclair Paul, Weiss, Rifkind, Wharton & Garrison LLP 1285 Avenue of the Americas New York, NY 10019 (212) 373-3000	Richard F. Langan, Jr. Conrad R. Adkins Nixon Peabody LLP 55 West 46th Street New York, NY 10036 (212) 940-3140	Benjamin Kozinn, Lauren Troeller, Eric Orsic McDermott Will & Schulte LLP One Vanderbilt Avenue New York, NY 10017 (212) 547-5400

(Name, Address and Telephone Number of Person Authorized to Receive
Notices and Communications on Behalf of the Persons Filing Statement)

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies: ☒

Check the following box if this is a final amendment reporting the results of the transaction: ☐

NEITHER THE SECURITIES AND EXCHANGE COMMISSION NOR ANY STATE SECURITIES COMMISSION HAS APPROVED OR DISAPPROVED OF THIS TRANSACTION, PASSED UPON THE MERITS OR FAIRNESS OF THIS TRANSACTION, OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS TRANSACTION STATEMENT ON SCHEDULE 13E-3. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

INTRODUCTION

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (together with the exhibits hereto, this “Transaction Statement”) is being filed with the Securities and Exchange Commission (the “SEC”) pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), jointly by the following persons (each, a “Filing Person” and collectively, the “Filing Persons”): (i) Priority Technology Holdings, Inc., a Delaware corporation (the “Company” or “Priority”), the issuer of the common stock, par value $0.001 per share (the “Shares”), that is the subject of the Rule 13e-3 transaction; (ii) WD Capital Partners Parent Inc., a Delaware corporation (“Parent”); (iii) WD Capital Partners Merger Sub Inc., a Delaware corporation and a direct, wholly owned subsidiary of Parent (“Merger Sub”); (iv) WD Capital Partners Holdings LP, a Delaware limited partnership (“Ultimate Parent”); (v) WD Capital Partners Holdings GP LLC, a Delaware limited liability company and the general partner of Ultimate Parent (“Ultimate Parent GP”); (vi) Thomas C. Priore (the “Majority Stockholder”); (vii) the Thomas Priore 2019 GRAT; (viii) the Thomas C. Priore Irrevocable Insurance Trust u/a/d 1/8/2010; (ix) John V. Priore; and (x) AESV CreditCard Consulting, LLC.

On September 18, 2026, the Company entered into an Agreement and Plan of Merger (as it may be amended from time to time, the “Merger Agreement”) by and among the Company, Parent and Merger Sub, pursuant to which Merger Sub will merge with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent. If the Merger is completed, each Share issued and outstanding immediately prior to the effective time of the Merger (other than the Excluded Shares) will be converted into the right to receive $8.05 per Share in cash, without interest and less any applicable withholding taxes.

Concurrently with the filing of this Transaction Statement, the Company is filing with the SEC a preliminary proxy statement (together with any amendments or supplements thereto, the “Proxy Statement”) under Regulation 14A relating to the special meeting of the Company’s stockholders at which the Company’s stockholders will consider and vote on, among other things, a proposal to adopt the Merger Agreement. A copy of the Proxy Statement is attached hereto as Exhibit (a)(1). The adoption of the Merger Agreement requires the affirmative vote of (i) the holders of a majority of the outstanding Shares entitled to vote thereon, voting as a single class, and (ii) the holders of a majority of the votes cast by the Unaffiliated Company Stockholders at the Special Meeting.

Pursuant to General Instruction F to Schedule 13E-3, the information contained in the Proxy Statement, including all annexes thereto, is incorporated herein by reference in its entirety, and the responses to each item in this Transaction Statement are qualified in their entirety by reference to the information contained in the Proxy Statement and the annexes thereto. As of the date hereof, the Proxy Statement is in preliminary form and is subject to completion or amendment. Capitalized terms used but not defined in this Transaction Statement have the meanings given to them in the Proxy Statement.

All information contained in this Transaction Statement concerning any Filing Person has been supplied by such Filing Person, and no Filing Person, including the Company, is responsible for the accuracy of any information supplied by any other Filing Person.

The filing of this Transaction Statement shall not be construed as an admission by any Filing Person, or by any affiliate of any Filing Person, that the Company is “controlled” by any other Filing Person, or that any Filing Person is an “affiliate” of the Company within the meaning of Rule 13e-3 under Section 13(e) of the Exchange Act.

Item 1. Summary Term Sheet

The information set forth in the Proxy Statement under the caption “Summary Term Sheet” and “Questions and Answers About the Proposals and the Special Meeting” is incorporated herein by reference.

Item 2. Subject Company Information

(a) Name and Address. The information set forth in the Proxy Statement under the caption “Parties to the Merger — The Company” and “Where You Can Find Additional Information” is incorporated herein by reference.

(b) Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “The Special Meeting — Record Date and Quorum”, “The Special Meeting — Vote Required,” “The Special Meeting — Voting,” and “Other Important Information Regarding the Company — Security Ownership of Certain Beneficial Owners and Management.”

(c) Trading Market and Price. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding the Company — Market Price of Shares and Dividends” is incorporated herein by reference.

(d) Dividends. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding the Company — Market Price of Shares and Dividends” is incorporated herein by reference.

(e) Prior Public Offerings. The information set forth in the Proxy Statement under the caption “Other Important Information Regarding the Company — Prior Public Offerings” is incorporated herein by reference.

(f) Prior Stock Purchases. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Other Important Information Regarding the Company — Certain Transactions in the Shares.”

Item 3. Identity and Background of Filing Person

(a)–(c) Name and Address; Business and Background of Entities; Business and Background of Natural Persons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Parties to the Merger,” “Other Important Information Regarding the Company — Directors and Executive Officers of the Company,” “Other Important Information Regarding the Purchaser Filing Parties.”

Item 4. Terms of the Transaction

(a)(2) Material Terms – Mergers or Similar Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Summary Term Sheet,” “Questions and Answers About the Proposals and the Special Meeting,” “Special Factors,” “The Merger (The Merger Agreement Proposal — Proposal 1),” “Special Factors — Certain Effects of the Merger; Treatment of the Shares,” “Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger,” “Special Factors — Material U.S. Federal Income Tax Consequences of the Merger,” “Special Factors — Financing of the Merger,” “Special Factors — Support Agreement,” “Special Factors — Limited Guaranty,” “The Special Meeting — Vote Required,” “Effects of the Merger on Stockholder Rights,” “Merger-Related Executive Compensation Arrangements (The Golden Parachute Proposal — Proposal 2),” “Adjournment of the Special Meeting (The Adjournment Proposal — Proposal 3),” “Provisions for Unaffiliated Stockholders,” and “The Merger Agreement.”

(c) Different Terms. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Certain Effects of the Merger; Treatment of the Shares,” “Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger,” “Special Factors — Support Agreement,” “Special Factors — Plans for the Company After the Merger,” “Special Factors — Financing of the Merger,” “Special Factors —Limited Guaranty,” “Special Factors — Intent of the Supporting Stockholders to Vote in Favor of the Merger and Adoption of the Merger Agreement,” “The Special Meeting — Vote Required,” “The Merger Agreement — The Merger Consideration,” “The Merger Agreement — Treatment of Equity Compensation Awards” and “Effects of the Merger on Stockholder Rights.”

(d) Appraisal Rights. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “The Special Meeting — Appraisal Rights,” “The Merger (The Merger Agreement Proposal — Proposal 1) — Appraisal Rights,” “Questions and Answers About the Proposals and the Special Meeting,” “Special Factors — Appraisal Rights,” “Effects of the Merger on Stockholder Rights” and Annex E (Section 262 of the Delaware General Corporation Law).

(e) Provisions for Unaffiliated Security Holders. The information set forth in the Proxy Statement under the caption “Provisions for Unaffiliated Stockholders” is incorporated herein by reference.

(f) Eligibility for Listing or Trading. Not applicable.

Item 5. Past Contacts, Transactions, Negotiations and Agreements

Regulation M-A Item 1005.

(a) –(b) Transactions; Significant Corporate Events. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Background of the Merger,” “Special Factors — Reasons for the Merger; Recommendation of the Board and the Special Committee,” “Special Factors — Financing of the Merger,” “Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger,” “Special Factors — Support Agreement,” “Other Important Information Regarding the Company — Certain Transactions in the Shares,”  and “The Merger Agreement.”

(c) Negotiations or Contacts. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Background of the Merger,” “Special Factors — Reasons for the Merger; Recommendation of the Board and the Special Committee,” “Special Factors — Support Agreement,” “Special Factors — Financing of the Merger,” “Special Factors — Limited Guaranty,” and “The Merger Agreement.”

(e) Agreements Involving the Subject Company’s Securities. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Financing of the Merger,” “Special Factors — Support Agreement,” “Special Factors — Limited Guaranty,” “Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger,” “Special Factors — Certain Effects of the Merger; Treatment of the Shares,” “The Merger Agreement — Treatment of Equity Compensation Awards,” “Other Important Information Regarding the Company — Certain Transactions in the Shares,” “The Merger Agreement,” and “The Special Meeting — Vote Required.” In addition, concurrently with the execution of the Merger Agreement, Ultimate Parent, Parent, Merger Sub, the Majority Stockholder and Searchlight IV SAT, L.P., an affiliate of the Equity Financing Source, entered into an Interim Investors Agreement in order to establish certain terms and conditions that will govern the relationship among the parties thereto with respect to the Merger Agreement, the Equity Commitment Letter and the other agreements related thereto and the transactions contemplated thereby. The Interim Investors Agreement is incorporated by reference as Exhibit (d)(4) hereto.

Item 6. Purposes of the Transaction and Plans or Proposals

(b) Use of Securities Acquired. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Certain Effects of the Merger; Treatment of the Shares,” “Special Factors — Certain Effects on the Company if the Merger is Not Completed,” “Effects of the Merger on Stockholder Rights,” and “The Merger Agreement — The Merger Consideration.”

(c) (1)–(8) Plans. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Summary Term Sheet,” “Special Factors — Plans for the Company After the Merger,” “Special Factors — Certain Effects of the Merger; Treatment of the Shares,” “Special Factors — Financing of the Merger,” “Special Factors — Delisting of the Company’s Common Stock,” “Special Factors — No Public Market After the Merger,” “Special Factors — Reasons for the Merger; Recommendation of the Board and the Special Committee,” “Special Factors — Support Agreement,” “Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger,” “Questions and Answers About the Proposals and the Special Meeting,” “Effects of the Merger on Stockholder Rights,” “The Merger Agreement,” “The Merger Agreement — Organizational Documents, Directors and Officers of the Surviving Corporation,” “Other Important Information Regarding the Company — Description of Company Debt,” “Delisting and Deregistration of Common Stock” and Annex B (Certificate of Incorporation of the Surviving Corporation).

Item 7. Purposes, Alternatives, Reasons and Effects

(a) Purposes. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Background of the Merger,” “Special Factors — Reasons for the Merger; Recommendation of the Board and the Special Committee,” “Special Factors — Position of the Purchaser Filing Parties as to the Fairness of the Merger,” and “Special Factors — Purpose and Reasons of the Purchaser Filing Parties for the Merger.”

(b) Alternatives. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Background of the Merger,” “Special Factors — Reasons for the Merger; Recommendation of the Board and the Special Committee,” “Special Factors — Certain Unaudited Prospective Financial Information” and “Special Factors — Certain Effects on the Company if the Merger is Not Completed.”

(c) Reasons. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Reasons for the Merger; Recommendation of the Board and the Special Committee,” “Special Factors — Certain Unaudited Prospective Financial Information,” “Special Factors — Position of the Purchaser Filing Parties as to the Fairness of the Merger,” and “Special Factors — Purpose and Reasons of the Purchaser Filing Parties for the Merger.”

(d) Effects. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Certain Effects of the Merger; Treatment of the Shares,” “Special Factors — Certain Effects on the Company if the Merger is Not Completed,” “Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger,” “Special Factors — Material U.S. Federal Income Tax Consequences of the Merger,” “Special Factors — Delisting of the Company’s Common Stock,” “Special Factors — No Public Market After the Merger,” “Special Factors — Plans for the Company After the Merger,” “Special Factors — Financing of the Merger,” “Special Factors — Support Agreement,” “Special Factors — Limited Guaranty,” “Special Factors — Accounting Treatment,” “Special Factors — Regulatory Approvals,” “Special Factors — Fees and Expenses,” “Risk Factors,” “Provisions for Unaffiliated Stockholders,” “Merger-Related Executive Compensation Arrangements (The Golden Parachute Proposal — Proposal 2),” “Delisting and Deregistration of Common Stock,” “Effects of the Merger on Stockholder Rights,” and “The Merger Agreement.”

Item 8. Fairness of the Transaction

(a)–(b) Fairness; Factors Considered in Determining Fairness. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Background of the Merger,” “Special Factors — Reasons for the Merger; Recommendation of the Board and the Special Committee,” “Special Factors — Opinion of Barclays Capital Inc.,” “Special Factors — Certain Unaudited Prospective Financial Information,” “Special Factors — Position of the Purchaser Filing Parties as to the Fairness of the Merger,” “Special Factors — Purpose and Reasons of the Purchaser Filing Parties for the Merger,” “Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger,” “Special Factors — Certain Effects of the Merger; Treatment of the Shares,” “Questions and Answers About the Proposals and the Special Meeting,” “The Special Meeting — Vote Required,” and “Provisions for Unaffiliated Stockholders.”

(c) Approval of Security Holders. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Summary Term Sheet,” “Questions and Answers About the Proposals and the Special Meeting,” “The Special Meeting — Record Date and Quorum,” “The Special Meeting — Vote Required,” and “Provisions for Unaffiliated Stockholders.” The transaction is structured to require approval of the holders of a majority of the votes cast by the Unaffiliated Company Stockholders.

(d) Unaffiliated Representative. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Background of the Merger,” “Special Factors — Reasons for the Merger; Recommendation of the Board and the Special Committee,” and “Provisions for Unaffiliated Stockholders.”

(e) Approval of Directors. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Background of the Merger” and “Special Factors — Reasons for the Merger; Recommendation of the Board and the Special Committee,” and “Provisions for Unaffiliated Stockholders.” The Board (other than Mr. Priore and Mr. Crisafulli, who each recused himself) approved the Merger Agreement.

(f) Other Offers. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Background of the Merger” and “Special Factors — Reasons for the Merger; Recommendation of the Board and the Special Committee.”

Item 9. Reports, Opinions, Appraisals and Negotiations

(a)–(b) Report, Opinion or Appraisal; Preparer and Summary. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Background of the Merger,” “Special Factors — Reasons for the Merger; Recommendation of the Board and the Special Committee,” “Special Factors — Opinion of Barclays Capital Inc.,” “Special Factors — Certain Other Presentations by Barclays,” “Special Factors — Position of the Purchaser Filing Parties as to the Fairness of the Merger,” “Special Factors — Purpose and Reasons of the Purchaser Filing Parties for the Merger,” and “Special Factors — Certain Unaudited Prospective Financial Information.” The full text of the written opinion of Barclays is attached to the Proxy Statement as Annex C.

(c) Availability of Documents. The reports, opinions or appraisals referenced in this Item 9 will be made available for inspection and copying at the principal executive offices of the Company during its regular business hours by any interested holder of Shares or representative who has been so designated in writing. The information set forth in the Proxy Statement under the caption “Where You Can Find Additional Information” is incorporated herein by reference.

Item 10. Source and Amounts of Funds or Other Consideration

(a)–(b), (d) Source of Funds; Conditions; Borrowed Funds. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Summary Term Sheet,” “Special Factors — Financing of the Merger,” “Special Factors — Limited Guaranty,” “The Merger Agreement — Parent Financing,” “The Merger Agreement — Conditions to the Completion of the Merger,” “The Merger Agreement — Termination Fees,” and “Other Important Information Regarding the Company — Description of Company Debt.”

(c) Expenses. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Fees and Expenses” and “The Special Meeting — Solicitation of Proxies; Payment of Solicitation Expenses.”

Item 11. Interest in Securities of the Subject Company

(a) Securities Ownership. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Other Important Information Regarding the Company — Security Ownership of Certain Beneficial Owners and Management,” “Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger,” “Special Factors — Support Agreement,” “Special Factors — Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger and Adoption of the Merger Agreement,” “Special Factors — Intent of the Supporting Stockholders to Vote in Favor of the Merger and Adoption of the Merger Agreement,” “The Special Meeting — Vote Required” and “The Special Meeting — Voting Intentions of the Company’s Directors and Executive Officers.”

(b) Securities Transactions. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Other Important Information Regarding the Company — Certain Transactions in the Shares” and “Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger.”

Item 12. The Solicitation or Recommendation

(d) Intent to Tender or Vote in a Going-Private Transaction. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Summary Term Sheet,” “Special Factors — Intent of the Company’s Directors and Executive Officers to Vote in Favor of the Merger and Adoption of the Merger Agreement,” “Special Factors — Intent of the Supporting Stockholders to Vote in Favor of the Merger and Adoption of the Merger Agreement,” “Special Factors — Support Agreement,” “The Special Meeting — Vote Required” and “The Special Meeting — Voting Intentions of the Company’s Directors and Executive Officers.”

(e) Recommendations of Others. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Reasons for the Merger; Recommendation of the Board and the Special Committee,” “The Special Meeting — Recommendation of the Board,” “The Merger (The Merger Agreement Proposal — Proposal 1) — Vote Recommendation,” “Merger-Related Executive Compensation Arrangements (The Golden Parachute Proposal — Proposal 2) — Vote Recommendation,” “Adjournment of the Special Meeting (The Adjournment Proposal — Proposal 3) — Vote Recommendation,” “Special Factors — Position of the Purchaser Filing Parties as to the Fairness of the Merger,” and “Special Factors — Purpose and Reasons of the Purchaser Filing Parties for the Merger.”

Item 13. Financial Statements

(a) Financial Information. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Other Important Information Regarding the Company — Selected Historical Consolidated Financial Data,” “Other Important Information Regarding the Company — Book Value per Share,” “Other Important Information Regarding the Company — Description of Company Debt,” and “Where You Can Find Additional Information.” The audited consolidated financial statements of the Company for the fiscal years ended December 31, 2025 and December 31, 2024 are incorporated by reference into the Proxy Statement from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025, and the unaudited condensed consolidated financial statements for the quarterly period ended June 30, 2026 are incorporated by reference from the Company’s Quarterly Report on Form 10-Q for such period.

(b) Pro Forma Information. Not applicable.

Item 14. Persons/Assets, Retained, Employed, Compensated or Used

(a) –(b) Solicitations or Recommendations; Employees and Corporate Assets. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Background of the Merger,” “Special Factors — Reasons for the Merger; Recommendation of the Board and the Special Committee,” “The Special Meeting — Solicitation of Proxies; Payment of Solicitation Expenses,” “The Special Meeting — Questions and Additional Information,” and “Special Factors — Fees and Expenses.”

Item 15. Additional Information

(b) Golden Parachute Compensation. The information set forth in the Proxy Statement under the following captions is incorporated herein by reference: “Special Factors — Interests of the Company’s Directors and Executive Officers in the Merger” and “Merger-Related Executive Compensation Arrangements (The Golden Parachute Proposal — Proposal 2).”

(c) Other Material Information. The information set forth in the Proxy Statement, including all annexes thereto, is incorporated herein by reference, including the information under the captions “Cautionary Statement Regarding Forward-Looking Statements,” “Risk Factors,” “Special Factors — Regulatory Approvals” and “Special Factors — Litigation Relating to the Merger.”

Item 16. Exhibits

(a)(1)	Preliminary Proxy Statement of Priority Technology Holdings, Inc. (incorporated herein by reference to the Schedule 14A filed with the SEC on October 30, 2026).

(a)(2)	Form of Proxy Card (included in the Proxy Statement and incorporated herein by reference).

(a)(3)	Letter to Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(4)	Notice of Special Meeting of Stockholders (included in the Proxy Statement and incorporated herein by reference).

(a)(5)	Press release, dated September 21, 2026 (incorporated herein by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K filed September 21, 2026).

(a)(6)	Email to employees, dated September 21, 2026 (incorporated herein by reference to Exhibit 99.2 to the Company’s Current Report on Form 8-K filed September 21, 2026).

(a)(7)	Frequently Asked Questions, dated September 21, 2026 (incorporated herein by reference to Exhibit 99.3 to the Company’s Current Report on Form 8-K filed September 21, 2026).

(b)(1)*	Equity Commitment Letter, dated September 18, 2026, from the Searchlight Capital Partners funds party thereto (the Equity Financing Source) to Ultimate Parent, providing for the purchase of Series A Preferred Units of Ultimate Parent with an aggregate initial stated value of up to $160,000,000 (but not less than $150,000,000).

(b)(2)	Credit and Guaranty Agreement, dated as of May 16, 2024, among Priority Holdings, LLC, as the sole Borrower Representative, the other Credit Parties thereto, and Truist Bank, as Administrative Agent, Collateral Agent, an Issuing Bank and Swing Line Lender, as amended (incorporated herein by reference to the exhibits to the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2025).

(c)(1)	Opinion of Barclays Capital Inc., dated September 18, 2026 (included as Annex C to the Proxy Statement and incorporated herein by reference).

(c)(2)	Preliminary Valuation Analysis prepared by Barclays Capital Inc. for the Special Committee (as defined in the Proxy Statement), dated January 2026 and presented to the Special Committee on January 29, 2026.

(c)(3)	Preliminary Valuation Analysis prepared by Barclays Capital Inc. for the Special Committee, dated February 2026 and presented to the Special Committee on February 2, 2026.

(c)(4)	Discussion Materials prepared by Barclays Capital Inc. for the Special Committee, dated February 2026 and presented to the Special Committee on February 16, 2026.

(c)(5)	Discussion Materials prepared by Barclays Capital Inc. for the Special Committee, dated February 2026 and presented to the Special Committee on February 23, 2026.

(c)(6)	Discussion Materials prepared by Barclays Capital Inc. for the Special Committee, dated February 2026 and presented to the Special Committee on February 26, 2026.

(c)(7)	Update Materials prepared by Barclays Capital Inc. for the Special Committee, dated May 2026 and presented to the Special Committee on May 3, 2026.

(c)(8)	Update Materials prepared by Barclays Capital Inc. for the Special Committee, dated July 2026 and presented to the Special Committee on July 1, 2026.

(c)(9)	Valuation Analysis prepared by Barclays Capital Inc. for the Special Committee, dated September 2026 and presented to the Special Committee on September 14, 2026.

(c)(10)	Valuation Analysis prepared by Barclays Capital Inc. for the Special Committee, dated September 2026 and presented to the Special Committee on September 18, 2026.

(d)(1)	Agreement and Plan of Merger, dated as of September 18, 2026, by and among the Company, Parent and Merger Sub (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed September 21, 2026, and included as Annex A to the Proxy Statement).

(d)(2)	Support Agreement, dated as of September 18, 2026, by and among the Company, Parent, Ultimate Parent and the Supporting Stockholders (included as Annex D to the Proxy Statement and incorporated herein by referenDce).

(d)(3)	Form of Certificate of Incorporation of the Surviving Corporation (included as Annex B to the Proxy Statement and incorporated herein by reference).

(d)(4)

Interim Investors Agreement, dated as of September 18, 2026, by and among WD Capital Partners Holdings LP, WD Capital Partners Parent Inc., WD Capital Partners Merger Sub Inc., Thomas C. Priore and Searchlight IV SAT, L.P. (incorporated herein by reference to Exhibit 99.3 to the Schedule 13D/A filed by Thomas C. Priore, John V. Priore and AESV CreditCard Consulting, LLC with the SEC on September 21, 2026).

(f)(1)	Section 262 of the Delaware General Corporation Law (included as Annex E to the Proxy Statement and incorporated herein by reference).

(g)	None.

107	Filing Fee Table

*	Schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The Company hereby agrees to furnish supplementally a copy of any omitted schedule or exhibit to the SEC upon request.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: October 30, 2026

PRIORITY TECHNOLOGY HOLDINGS, INC.

By:	/s/ Timothy M. O’Leary
	Name:	Timothy M. O’Leary
	Title:	Chief Financial Officer

WD CAPITAL PARTNERS PARENT INC.

By:	/s/ Thomas C. Priore
	Name:	Thomas C. Priore
	Title:	President and Secretary

WD CAPITAL PARTNERS MERGER SUB INC.

By:	/s/ Thomas C. Priore
	Name:	Thomas C. Priore
	Title:	President and Secretary

WD CAPITAL PARTNERS HOLDINGS LP

By: WD Capital Partners Holdings GP LLC, its general partner

By:	/s/ Thomas C. Priore
	Name:	Thomas C. Priore
	Title:	President and Secretary

WD CAPITAL PARTNERS HOLDINGS GP LLC

By:	/s/ Thomas C. Priore
	Name:	Thomas C. Priore
	Title:	President and Secretary

THOMAS C. PRIORE

/s/ Thomas C. Priore
Thomas C. Priore

THE THOMAS PRIORE 2019 GRAT

/s/ Lori A. Priore
Name:	Lori A. Priore
Title:	Trustee

THE THOMAS C. PRIORE IRREVOCABLE INSURANCE TRUST U/A/D 1/8/2010

/s/ Lori A. Priore
Name:	Lori A. Priore
Title:	Trustee

/s/ Bertrand H. Smyers
Name:	Bertrand H. Smyers
Title:	Trustee

JOHN V. PRIORE

/s/ John V. Priore
John V. Priore

AESV CREDITCARD CONSULTING, LLC

/s/ John V. Priore
Name:	John V. Priore
Title:	Manager